# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Keros Therapeutics, Inc., CIK 0001664710
CUSIP: 492327101
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 1050 Waltham Street, Suite 302, Lexington, Massachusetts (MA), 02421
Date of event which requires filing of this statement: 04/24/2025
Amends the filing with accession number 0001104659-25-034310
Filed by CIK 0001940272
Persons authorized to receive notices and communications: Daniel Schneeberger, 3503 Wild Cherry Drive, Building 9, Austin, Texas (TX), 78738, (512) 254-3790

## Reporting persons
- ADAR1 Capital Management, LLC (CIK 0001940272): type of reporting person: other (OO); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 5,390,964; shared voting power 0; sole dispositive power 5,390,964; shared dispositive power 0; aggregate amount beneficially owned 5,390,964 (13.29% of the class); the aggregate amount excludes certain shares
  Comment: The amounts reported in boxes 7, 9 and 11 include (i) 4,392,737 shares of common stock, par value $0.0001 per share ("Common Stock") held by ADAR1 Partners, LP, (ii) 743,558 shares of Common Stock held by Spearhead Insurance Solutions IDF, LLC and (iii) 254,669 shares of Common Stock held by ADAR1 SPV I, LP as of April 11, 2025. As the investment manager of ADAR1 Partners, LP and ADAR1 SPV I, LP and as the sub-advisor of Spearhead Insurance Solutions IDF, LLC, ADAR1 Capital Management, LLC may be deemed to indirectly beneficially own securities held by ADAR1 Partners, LP, ADAR1 SPV I, LP and Spearhead Insurance Solutions IDF, LLC. Amounts reported do not include shares underlying certain put options and swap arrangements as disclosed in this Schedule 13D.
  
  The percentage in box 13 is based on 40,562,047 shares of Common Stock of Keros Therapeutics, Inc. (the "Issuer") outstanding as of February 20, 2025 reported in the Issuer's Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on February 26, 2025.
- ADAR1 Capital Management GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 4,647,406; shared voting power 0; sole dispositive power 4,647,406; shared dispositive power 0; aggregate amount beneficially owned 4,647,406 (11.46% of the class); the aggregate amount excludes certain shares
  Comment: The amounts reported in boxes 7, 9 and 11 include (i) 4,392,737 shares of Common Stock held by ADAR1 Partners, LP and (ii) 254,669 shares of Common Stock held by ADAR1 SPV I, LP as of April 11, 2025. As the general partner of ADAR1 Partners, LP and ADAR1 SPV I, LP, ADAR1 Capital Management GP, LLC may be deemed to indirectly beneficially own securities held by ADAR1 Partners, LP and ADAR1 SPV I, LP. Amounts reported do not include shares underlying certain put options and swap arrangements as disclosed in this Schedule 13D.
  
  The percentage in box 13 is based on 40,562,047 shares of Common Stock of the Issuer outstanding as of February 20, 2025 reported in the Issuer's Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on February 26, 2025.
- Daniel Schneeberger: type of reporting person: individual (IN); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 5,390,964; shared voting power 0; sole dispositive power 5,390,964; shared dispositive power 0; aggregate amount beneficially owned 5,390,964 (13.29% of the class); the aggregate amount excludes certain shares
  Comment: The amounts reported in boxes 7, 9 and 11 include (i) 5,390,964 shares of Common Stock held by ADAR1 Partners, LP, (ii) 743,558 shares of Common Stock held by Spearhead Insurance Solutions IDF, LLC and (iii) 254,669 shares of Common Stock held by ADAR1 SPV I, LP as of April 11, 2025. As the manager of ADAR1 Capital Management, LLC and ADAR1 Capital Management GP, LLC, Mr. Schneeberger may be deemed to indirectly beneficially own securities held by ADAR1 Partners, LP, Spearhead Insurance Solutions IDF, LLC, and ADAR1 SPV I, LP. Amounts reported do not include shares underlying certain put options and swap arrangements as disclosed in this Schedule 13D.
  
  The percentage in box 13 is based on 40,562,047 shares of Common Stock of the Issuer outstanding as of February 20, 2025 reported in the Issuer's Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on February 26, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: Keros Therapeutics, Inc.
Address of issuer's principal executive offices: 1050 Waltham Street, Suite 302, Lexington, Massachusetts (MA), 02421
Comment: This Amendment No. 1 ("Amendment No. 1") amends and supplements the statement on Schedule 13D (the "Initial Schedule 13D") filed with the Securities and Exchange Commission on April 11, 2025 to disclose a letter sent by the Reporting Persons to the Board of Directors (the "Board") of Keros Therapeutics, Inc., a Delaware corporation (the "Issuer"). This Amendment No. 1 relates to common stock, par value $0.0001 per share ("Common Stock"), of the Issuer. Except as otherwise stated, the Initial Schedule 13D remains unchanged.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Initial Schedule 13D is hereby amended and supplemented by the addition of the following:

On April 24, 2025, counsel to ADAR1 Capital Management, LLC sent a letter (the "Letter") to the Board outlining concerns that the Board has taken actions in breach of its fiduciary duties and demanding that that the Board take immediate action to waive or amend the deadline for the Issuer's stockholders to nominate candidates for election to the Board at the annual meeting of the Issuer's stockholders (the "Annual Meeting") scheduled to take place on June 4, 2025.

The foregoing description of the Letter does not purport to be complete and is qualified in its entirety by reference to the full text of the Letter, which is attached hereto as Exhibit C and is incorporated herein by reference.

The Reporting Persons intend to have discussions with the Board and management of the Issuer regarding corporate governance, including the composition of the Board, and may seek representation on the Board. The Reporting Persons may communicate with other shareholders and/or third parties regarding the Issuer and any or all of the foregoing, and may conduct a solicitation of proxies in connection with any matters to be considered at the Annual Meeting.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Initial Schedule 13D is hereby amended and supplemented by the addition of the following:

Exhibit C: Letter to the Board dated as of April 24, 2025

## Signatures
- ADAR1 Capital Management, LLC: /s/ Daniel Schneeberger, Daniel Schneeberger, Manager (04/28/2025)
- ADAR1 Capital Management GP, LLC: /s/ Daniel Schneeberger, Daniel Schneeberger, Manager (04/28/2025)
- Daniel Schneeberger: /s/ Daniel Schneeberger, Daniel Schneeberger (04/28/2025)
Comment: N/A